Exhibit 21.1
Subsidiaries of Align Technology, Inc.

The registrant’s principal subsidiaries as of December 31, 2014, are as follows:

Entity
Align Technology De Costa Rica, SRL, Costa Rica
Align Technology, B.V., the Netherlands
Aligntech de Mexico, S. de R.L. de C.V.
Cadent, Inc.
Cadent, Ltd.
Invisalign Australia Pty Ltd